UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GLOBALOPTIONS GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-33700	30-0342273
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

415 Madison Avenue, 17th Floor, New York, New York, 10017
(Address of principal executive offices, including Zip Code)

(212) 445-6262
Registrant’s telephone number, including area code

Approximate Date of Mailing:  July 30, 2013

GLOBALOPTIONS GROUP, INC.
415 Madison Avenue, 17th Floor
New York, New York 10017

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GLOBALOPTIONS GROUP, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed to holders of record of shares of common stock of GlobalOptions Group, Inc. (the “Company”, “we”, “us,” or “our”), a Delaware corporation, on or about July 30, 2013, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed merger transaction (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, GO Merger Sub LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), Walker Digital, LLC (“Walker Digital”) and Walker Digital Holdings, LLC, a wholly-owned subsidiary of Walker Digital (“Walker Digital Sub”) pursuant to which Merger Sub will merge with and into Walker Digital Sub, with Walker Digital Sub surviving the Merger and becoming a wholly-owned subsidiary of the Company (the “Merger Agreement”).  At the closing of the Merger, in exchange for all of the membership interests in Walker Digital Sub issued and outstanding immediately prior to the Merger, the Company will issue to Walker Digital 22,666,667 shares of the Company’s capital stock, which will be comprised of shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) and shares of a to be created Series B Preferred Stock, par value $0.001 per share, resulting in Walker Digital receiving approximately 70.79% of the economic interest (calculated (i) on a fully diluted basis, (ii) prior to the contingent issuance of additional shares pursuant to the terms of the Merger Agreement, (iii) assuming the issuance of  1,445,000 shares of Common Stock to a vendor of Walker Digital and (iv) prior to seeking stockholder approval to increase the Company’s option pool by 2,000,000 shares of Common Stock) and at least 80% of the voting interest in the Company following the closing of the Merger.  As a condition of the Merger, there will be a change in the Company’s Board of Directors. At or about the effective time of the Merger (the “Effective Time”), the present directors of the Company other than Harvey W. Schiller, Ph.D., namely Ethan Benovitz, John Bujouves, Per-Olof Lööf, John Oswald and Daniel Saks will resign, and Jay Walker, Jonathan Ellenthal, Nathaniel J. Lipman, Robert Kelly and Sharon Barner will be appointed as new directors. In addition, the present officers of the Company, namely Harvey W. Schiller, Ph.D. and Jeffrey Nyweide, will resign and new executive officers will be appointed.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement filed as an exhibit to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2013. In the event that the Merger is not consummated, the change in Company directors contemplated in this Information Statement will not take place.

The change of directors will occur at or about the Effective Time.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

VOTING SECURITIES

As of July 30, 2013, there were issued and outstanding 7,523,536 shares of our common stock, our only class of stock with shares issued and outstanding.  Each stockholder is entitled to one vote per share of common stock held on all matters to be voted on.  The intended change in directors is not subject to a stockholder vote.

CHANGE IN CONTROL

There has been no change in control of the Company since the beginning of our last fiscal year.  Subject to the closing of the transactions contemplated by the Merger Agreement, Walker Digital will receive approximately 70.79% of the economic interest (calculated (i) on a fully diluted basis, (ii) prior to the contingent issuance of additional shares pursuant to the terms of the Merger Agreement, (iii) assuming the issuance of 1,445,000 shares of Common Stock to a vendor of Walker Digital and (iv) prior to seeking stockholder approval to increase the Company’s option pool by 2,000,000 shares of Common Stock) and at least 80% of the voting interest in the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for our current directors and executive officers.

Name	Age	Position

Harvey W. Schiller, Ph.D.	73	Chairman of the Board and Chief Executive Officer
Jeffrey O. Nyweide	57	Chief Financial Officer, Executive Vice President-Corporate Development, Treasurer and Secretary
Ethan Benovitz	43	Director
John P. Bujouves	50	Director and member of the Audit, Compensation and Nominating Committees
Per-Olof Lööf	62	Vice Chairman of the Board and member of the Audit, Compensation and Nominating Committees
John P. Oswald	53	Director and Chairman of the Audit, Compensation and Nominating Committees
Daniel Saks	44	Director

Set forth below are the business backgrounds for each or our current directors and executive officers.

Harvey W. Schiller, Ph.D. has been our Chairman of the Board and Chief Executive Officer since June 2005.  He also serves as the Vice Chairman and President of the Sports, Media, and Entertainment Practice of Diversified Search Odgers Berndtson, one of the top executive search firms in the U.S.  Dr. Schiller had been Chairman of the Board of privately-held GlobalOptions, Inc. since February 2004. Prior to joining GlobalOptions, Dr. Schiller served as Chairman of Assante U.S., a provider of financial and life management products and services, from 2002 to 2004.  Prior to joining Assante, he was Chairman and Chief Executive Officer of YankeeNets from 1999 to 2002.  His previous experience includes President of Turner Sports, Inc., Executive Director and Secretary General of the United States Olympic Committee and Commissioner of the Southeastern Conference.  Prior to joining the United States Olympic Committee, Dr. Schiller served for more than 25 years in the United States Air Force, achieving the rank of Brigadier General.  Dr. Schiller is a former partner in QuanStar Group, a management consulting firm in New York, and a former advisory partner of Millennium Technology Value Partners, L.P.

Jeffrey O. Nyweide has been our Chief Financial Officer, Executive Vice President-Corporate Development, Treasurer and Secretary since June 2005.  Mr. Nyweide had been Chief Financial Officer and Executive Vice President-Corporate Development of privately-held GlobalOptions, Inc. since April 2003.  Mr. Nyweide has been a successful entrepreneur and executive for the past 20 years.  Mr. Nyweide has been a Venture Partner with Millennium Technology Ventures, L.P., a New York-based venture capital firm, since 2001.  From 1987 to 2000, he co-founded and then grew Dataware Technologies, Inc., a software and services company, as Director, President and Chief Operating Officer, and took the company public.  In 1995, he helped found Northern Light Technology LLC.  Mr. Nyweide has significant experience in mergers and acquisitions, finance and operations, as well as with establishing international business in Europe and Asia from prior experience as a founder and managing director of Quantum Management in Greenwich, Connecticut and Munich, Germany.  In this role he worked with European and United States investment banks and corporations developing merger and acquisition strategies as well as strategic alliances.  His previous experience in the services and solutions business also includes sales, marketing and operating experience as an executive with The Service Bureau Company, a subsidiary of Control Data Corporation, in Chicago, Atlanta and Greenwich.

Ethan Benovitz was appointed to the Board in September 2012. Mr. Benovitz has been a managing member of Genesis Capital Advisors LLC, a New York based asset management firm, since 2007. From 2004 to 2007, Mr. Benovitz was a director of DKR Oasis Capital Management LP, a multi-strategy hedge fund. Mr. Benovitz previously was an associate in the corporate finance and investment management groups at Schulte Roth & Zabel LLP. Mr. Benovitz earned a J.D. from Harvard Law School and a B.A. from Yeshiva University.

John P. Bujouves has been a director since June 2005. Mr. Bujouves serves as Chairman of Globacor Capital Inc., a Canadian private equity investment firm that invests and holds interests in a wide range of companies, since 1996. From 2003 to 2010, Mr. Bujouves was the President and a director of Bayshore Asset Management Inc., a provider of asset management services, and from 1999 to 2010 was the Chief Executive Officer of Integris Funds Ltd., a Cayman Islands based mutual fund company. From 1998 to 2010 Mr. Bujouves served as Chairman of J&T Bank and Trust, Inc. (formerly known as Bayshore Bank & Trust Corp.), one of Barbados’ largest private banks. Mr. Bujouves is also a director of Safe Storage Depot, a real-estate development company, Numeric Answers Inc., a corporate accounting firm, DLK on Avenue, a cosmetic medical clinic, and the former Chairman of the Ontario Arthritis Society. Mr. Bujouves’ former experience includes directing CIBC’s International Private Banking group in Canada from 1993 to 1996. Prior to that, in 1990, as Managing Partner for Royal Trust International, Mr. Bujouves worked globally and launched Royal Trust Corporation’s first two international offices located in the United States.

Per-Olof Lööf has been our Vice Chairman of the Board since June 2005. Mr. Lööf had been Vice Chairman of the Board of privately-held GlobalOptions, Inc. since August 2004. Mr. Lööf has been the Chief Executive Officer and a director of Kemet Corporation, a global manufacturer of electronic components/capacitors supplier, since April 2005, and a director of Devcon International Corp., a company with operating divisions in security services, materials and construction, from 2004 to 2009. Prior to joining Kemet, Mr. Lööf was Managing Partner of QuanStar Group from 2003 to 2004. Mr. Lööf has significant experience in acquisition integration efforts through past positions at Sensormatic Electronics Corporation, a manufacturer and provider of electronic article surveillance systems and accessories, where he was President and Chief Executive Officer from 1999 until its acquisition by Tyco International, Ltd. in 2002. Prior to Sensormatic, Mr. Lööf was Senior Vice President at NCR Corporation and Chief Executive Officer of AT&T ISTEL. Mr. Lööf also worked for 12 years at Digital Equipment Corporation as Vice President of Sales and Marketing.

John P. Oswald has been a director since January 2008 and has been appointed Chairman of the Audit Committee, the Compensation Committee and the Nominating Committee. Mr. Oswald has been the President and Chief Executive Officer of Capital Trust Group, an international merchant/investment bank with offices in London, New York, Washington, D.C. and Beirut, since 1993. Mr. Oswald is responsible for the U.S. operations of Capital Trust Group and its worldwide investment banking operations. His responsibilities have included managing a number of private equity funds, both in U.S. and European markets, which have focused on mezzanine and equity investments ranging from approximately $10 million to $100 million in middle market, private and public companies with revenues from $20 billion to $1 billion. Since 1993, Mr. Oswald has also managed an extensive portfolio of U.S. real estate comprised of office/retail space primarily in suburban areas in the U.S. and Europe. The investment banking/advisory function of Capital Trust Group includes advising clients with respect to mergers and acquisitions, financings and dispositions of holdings in the oil and gas, real estate, entertainment, education, construction, media and communications areas. Mr. Oswald has also been responsible for completing numerous public debt offerings and public issuances of stock for Capital Trust Group’s portfolio companies and clients. From December 1, 2006 to 2009, Mr. Oswald was the President and Chief Executive Officer of Verus International Group, Ltd., an international merchant bank with offices in New York and Barbados. From 1996 to 2005, Mr. Oswald served as a director of Kirkland’s Inc. From 1986 to 1992, Mr. Oswald was a partner in the international law firm of Lord Day & Lord. He began his career as an accountant at Arthur Andersen & Co. and he is a certified public accountant.

Daniel Saks was appointed to the Board in September 2012. Mr. Saks has been a managing member of Genesis Capital Advisors LLC, a New York based asset management firm, since 2007. From 2004 to 2007, Mr. Saks was a director of DKR Oasis Capital Management LP, a multi-strategy hedge fund, where he managed a portfolio of structured debt and equity investments in small cap and micro cap companies. From 1997 to 2003, Mr. Saks was a founder and general partner of WEC Asset Management LLC, a New York based asset manager. Mr. Saks previously was an associate in the corporate finance group at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Saks earned an M.B.A. from New York University’s Leonard N. Stern School of Business and a J.D. from New York University School of Law.

The following table sets forth certain information for each proposed director and executive officer of the Company after the anticipated change in directors detailed in this Information Statement.

Name	Age	Position

Jay Walker	57	Executive Chairman of the Board of Directors
Jonathan Ellenthal	48	Vice Chairman of the Board of Directors, Chief Executive Officer
Nathaniel J. Lipman	49	Director
Robert Kelly	56	Director
Sharon Barner	56	Director
Harvey W. Schiller, Ph.D.	73	Director
Gary A. Greene	48	Chief Administrative Officer, General Counsel and Secretary
Karen Romaine	48	Chief Financial Officer

Set forth below are the business backgrounds for each proposed new director and executive officer.

Jay Walker, Executive Chairman of the Board of Directors, is chairman of Walker Digital, which he founded in 1994.  He is widely known as the founder of Priceline.com, which brought a new level of value to the travel industry and its millions of customers.  Mr. Walker is also the curator and chairman of TEDMED, a global community of people from every field who are passionate about the future of health and medicine (TEDMED is the sole independent licensee of the TED organization).  Concurrently, Mr. Walker is a member of several organizations that promote innovative solutions to global problems, including The President’s Circle of the National Academies (comprising the National Academy of Science; the National Academy of Engineering; the Institute of Medicine; and the National Research Council); and the Atlantic Council as a member of the Board of Directors.  Mr. Walker is also curator of a private library on the History of Human Imagination and is actively involved with Cornell University as the co-chairman of its Library Campaign.

Mr. Walker received his Bachelor of Arts in Industrial Relations, Cornell University, New York, in 1978 and an Honorary Doctor of Science, Cazenovia College, New York in 2011.

Jonathan Ellenthal, Vice Chairman of the Board of Directors, Chief Executive Officer, has been the Chief Executive Officer of Walker Digital Management, LLC, a wholly owned subsidiary of Walker Digital, since 2008. In addition to his operating responsibilities, he serves as a Director for many of Walker Digital’s subsidiaries and collaborates with Jay Walker on all new business designs and the strategic direction of the company.   Since early 2011, Jonathan has also been a Partner in TEDMED, LLC. As the exclusive licensee of the globally recognized TED brand for the field of health and medicine, TEDMED focuses entirely on innovation and breakthrough thinking in service of a healthier future.  In 2011, he became a member of the Board of Directors of Affinion Group, Inc., a customer engagement and loyalty company, with more than 70 million customers worldwide.

Prior to joining Walker Digital in 2008, Jonathan was the Chief Executive Officer of Synapse Group, Inc., a direct marketing subsidiary of Time Inc., and served in a variety of senior leadership roles at Synapse before becoming CEO.  Jonathan is a Trustee of the Wilton Family Y in Wilton, Connecticut, and a board member of the local chapter of Young Presidents’ Organization, Inc.  Jonathan holds a B.A. from Wesleyan University in Middletown, Connecticut.

Nathaniel J. Lipman, Director, has served as a director of Affinion Group, Inc. since October 17, 2005, and is currently the Executive Chairman of the Board of Directors. He was formerly the Chief Executive Officer of Affinion from October 17, 2005 until September 20, 2012, the President of Affinion from October 17, 2005 to January 2010, the President and Chief Executive Officer of Trilegiant starting in August 2002 and President and Chief Executive Officer of Cendant Marketing Group starting in January 2004. From September 2001 until August 2002, he was Senior Executive Vice President of Business Development and Marketing of Trilegiant. He served as Executive Vice President of Business Development for Cendant Membership Services from March 2000 to August 2001. He joined the Alliance Marketing Division of Cendant in June 1999 as Senior Vice President, Business Development and Strategic Planning. Mr. Lipman was previously Senior Executive Vice President, Corporate Development and Strategic Planning, for Planet Hollywood International, Inc., from 1996 until April 1999. Prior to his tenure at Planet Hollywood, Mr. Lipman was Senior Vice President and General Counsel of House of Blues Entertainment, Inc., Senior Corporate Counsel at The Walt Disney Company and a corporate associate at Skadden, Arps, Slate, Meagher and Flom, LLP. Mr. Lipman served on the board of directors of EVERTEC, Inc. until its IPO in April 2013, and currently serves on the board of Walker Digital since March 2013.  Mr. Lipman received a bachelor’s degree from the University of California, Berkeley, in 1986, and his Juris Doctor from the University of California, Los Angeles, in 1989.

Robert Kelly, Director, has served as chief financial officer of SolarCity Corporation (NASDAQ;SCTY), a solar company, since October 2011. Prior to joining SolarCity, Mr. Kelly served as chief financial officer of Calera Corporation, a clean technology company, from August 2009 to October 2011, and as an independent consultant providing financial advice to retail energy providers and power developers from January 2006 to August 2009. Mr. Kelly served as chief financial officer and executive vice president of Calpine Corporation (NYSE;CPN), an independent power producer, from March 2002 to November 2005, as president of Calpine Finance Company from March 2001 to November 2005, and held various financial management roles with Calpine from 1991 to 2001. In December 2005, Calpine filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in January 2008. Mr. Kelly also served as the marketing manager of Westinghouse Credit Corporation from 1990 to 1991, as vice president of Lloyds Bank PLC from 1989 to 1990, and in various positions with The Bank of Nova Scotia from 1982 to 1989. Mr. Kelly holds a bachelor’s of commerce degree from Memorial University of Newfoundland, Canada and an MBA from Dalhousie University, Canada.

Sharon Barner, Director, has been Vice President, General Counsel, of Cummins Inc. since January 30, 2012. Prior to joining Cummins, Sharon was the Deputy Under Secretary of Commerce for Intellectual Property and Deputy Director of the United States Patent and Trademark Office from 2009 through 2011.  From 1996 to 2009 she was an attorney and partner with the international law firm of Foley & Lardner LLP where, among other positions, she chaired the Intellectual Property Department and the Intellectual Property Litigation Practice Group.  She was also a member of the Executive Management Committee for the firm from 2003 through 2009.  Ms. Barner was named as one of “The 50 Most Influential Minority Lawyers in America” by The National Law Journal (May 2008).  Ms. Barner was also named to the list of the top 50 women “Super Lawyers” in Illinois in 2006-2011 by Law & Politics Media, Inc. for intellectual property litigation work (2005-2011).  She was also named top Intellectual Property Lawyer in Black Enterprise Magazine in November, 2003, and top Intellectual Property Lawyer in Diversity and the Bar in May/June, 2003.  Other accolades include “Patent Plums: Who’s Enforcing the Most Important Patents” IP Law & Business (August 2001), and she was featured and profiled in a 2008 story entitled “The IP Wild West: Sharon Barner Takes on China,” Crain’s Chicago.  From 2007 through 2009, Ms. Barner served on the Board of Directors for La Rabida Children’s Hospital, Chicago, Illinois; and has been the Chair of the Conflicts Committee since May 2012.  In 1979, Ms. Barner received bachelor of science degrees in Political Science and in Psychology from Syracuse University and she received her Juris Doctor from the University of Michigan Law School in 1982.

Karen Romaine, Chief Financial Officer, is currently the Chief Financial Officer and General Manager of Walker Digital, responsible for the financial management and various business operations for Walker Digital and its subsidiaries. She is also responsible for overseeing human resources, office administration and information technology services.  Karen joined Walker Digital in October 2006.  Karen is a Certified Public Accountant with 25 years of experience in finance management. Karen began her career with the public accounting firm of Arthur Andersen. She subsequently established her career while employed by a New York based proprietary college - Technical Career Institutes, Inc., where she was employed for 15 years and served in numerous senior-level positions.  She was initially hired as Controller, promoted to the roles of Treasurer and CFO and ultimately assumed the role of President. Karen joined Technical Career Institutes, Inc. in 1992. She serves as a member of the College’s Board of Directors, as well as the Chair of its Audit Committee. Karen graduated from Muhlenberg College in 1987 with a BA degree

Gary Greene, Chief Administrative Officer and General Counsel, is currently the Chief Operating Officer and General Counsel for Walker Digital, overseeing operations, business transactions and legal matters for the company and its subsidiaries, including litigation, intellectual property, commercial transactions, corporate governance and employment law issues. Gary joined Walker Digital as General Counsel in September 2011 as part of the company’s efforts to strengthen its patent licensing and enforcement programs and became Chief Operating Officer in May 2012. Previously, Gary served as Vice President and General Counsel of the Financial Accounting Foundation from October 2010 to September 2011. From June 2002 to September 2010, Gary was with Synapse Group, Inc., most recently as Vice President and Chief Corporate Counsel. Synapse Group, Inc. is a direct marketing company co-founded by Jay Walker. Gary was also Associate General Counsel at Time Inc., where he was responsible for technology licensing and litigation. For more than 20 years, he has handled all stages of litigation and arbitration, including serving as lead counsel in state and federal court trials. Earlier in his career, Gary served as counsel at The New Power Company, Intergenerational Planning, LLC and AT&T. Gary started his career as a litigation associate at LeBoeuf, Lamb, Leiby and MacRae, Edwards & Angell, and Riker Danzig Scherer Hyland and Perretti.  He received his AB from Dartmouth College in 1986 and his JD from Cornell Law School in 1989. He is admitted to practice in New York and New Jersey, in addition to being an Authorized House Counsel in Connecticut.

A brief discussion of the experiences and skills that led to the conclusion that each of the proposed directors should serve as directors is provided below:

Jay Walker. The Board believes that Mr. Walker will provide the Board, by virtue of his extensive experience as an innovator and entrepreneur, with valuable industry insight, leadership and business knowledge.

Jonathan Ellenthal. The Board believes that Mr. Ellenthal’s strategic vision and ability to realize new business avenues will be vital to the success of future company initiatives.

Nathaniel J. Lipman. The Board believes that Mr. Lipman’s executive leadership experiences will provide the Board with a crucial perspective on the fruition of future business opportunities.

Robert Kelly. The Board believes that, as a result of Mr. Kelly’s financial background, as well as his service for publicly traded companies, he possesses a valuable ability to assess financial issues in a highly competitive business atmosphere.

Sharon Barner. The Board believes that Ms. Barner’s intellectual property law background, including her service as Deputy Under Secretary of Commerce for Intellectual Property and as Deputy Director of the United States Patent and Trademark Office, will provide the Board with valuable insight with respect to patent and patent-enforcement matters.

Involvement in Certain Legal Proceedings

Robert Kelly served as Chief Financial Officer and Executive Vice President of Calpine Corporation from March 2002 to November 2005 and as president of Calpine Finance Company from March 2001 to November 2005. In December 2005, Calpine filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in January 2008.

Other than as noted above, none of our current executive officers or directors or any of the proposed post-Merger directors has, during the past ten years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Terms of Office

The Company’s new directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until he or she is resigns or is removed from office in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

The Company’s new executive officers will be appointed by the Company’s Board of Directors and will hold office until he or she resigns or is removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers.  Dr. Schiller, who is currently one of our directors, will remain one of our directors following the change in our Board of Directors. The other proposed directors are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Further, other than in connection with the Merger and as summarized below, the proposed directors have not engaged in any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to applicable SEC rules and regulations.

On March 27, 2012, we entered into a support agreement (the “Genesis Support Agreement”) with Genesis Capital Advisors LLC, a Delaware limited liability company, Genesis Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Opportunity Fund”), and Genesis Asset Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Asset Opportunity Fund”) (collectively, the “2012 Stockholder”). Pursuant to the Genesis Support Agreement, the 2012 Stockholder agreed to vote all of the shares of our common voting stock owned by the 2012 Stockholder in favor of the election of all director nominees recommended by the Board at our 2012 Annual Meeting (the “Annual Meeting”).

The Genesis Support Agreement also provided that, as a condition to the 2012 Stockholder’s obligations thereunder, the Board would adopt certain resolutions providing that (i) the Stockholder, together with its affiliates, will not be deemed to be an “Acquiring Person” for the purposes of that certain Rights Agreement, dated as of September 7, 2010, as amended (such amendment is described below) (the “Rights Agreement”), by and between the us and Continental, as rights agent, unless and until the 2012 Stockholder becomes the “Beneficial Owner” (as defined under the Rights Agreement) of more than 35% of our outstanding common stock, and (ii) that the Board approve, solely for the purposes of Section 203 of the Delaware General Corporation Law, the acquisition of additional shares of our common stock by the 2012 Stockholder. The Genesis Support Agreement also provides that if at any time the 2012 Stockholder beneficially owns less than 25% of our common stock and then at any time it increases its beneficial ownership over 25% it would be deemed an “Acquiring Person” and if at any time the 2012 Stockholder beneficially owns less than 10% of our common stock then at any time it increases its beneficial ownership over 10% it would be deemed an “Acquiring Person”. The closing of the Merger is subject to the closing condition, among others, that the Company terminate the Genesis Support Agreement.

Pursuant to its obligations under the Genesis Support Agreement and as a further inducement for the 2012 Stockholder to enter into the Genesis Support Agreement, we, concurrently with the execution of the Genesis Support Agreement, entered into a Registration Rights Agreement (the “RRA”) with the Genesis Opportunity Fund and the Genesis Asset Opportunity Fund (together, the “Genesis Funds”) pursuant to which we agreed to register the resale of the shares of our common stock owned by the Genesis Funds.

On July 22, 2013, we entered into an amendment (“the Amendment”) to the RRA. The Amendment provides, in part that, (i) we will within nine (9) business days following the closing of the Merger, use commercially reasonable efforts to file a post-effective amendment (the “Post-Effective Amendment”) to the Company’s registration statement which includes the shares held by the Genesis Funds, (ii) we will use commercially reasonable efforts to have the Post-Effective Amendment declared effective within 45 business days following the closing of the Merger, (iii) we will agree to further amend the terms of the RRA to provide that the Genesis Funds will be entitled to liquidated damages under certain circumstances, if we enter into any registration rights agreements with any other parties which entitle the other party to liquidated damages under certain circumstances, (iv) if we are required to exclude certain shares from its registration statements because of SEC rules, we will first exclude all shares other than the Genesis Funds’ share, prior to excluding any of the Genesis Funds’ shares from registration, and (v) Genesis Funds will immediately suspend use of the registration statement which includes the shares held by the Genesis Funds until a post-effective amendment to such registration statement that reflects the transactions contemplated by the Merger Agreement is declared effective by the SEC. Directors Ethan Benovitz and Daniel Saks are managing principals of the Genesis Funds and were appointed to our Board pursuant to rights granted to the Genesis Funds in connection with the RRA.

At the closing of the Merger, in exchange for all of the membership interests in Walker Digital Sub issued and outstanding immediately prior to the Merger, we will issue to Walker Digital 22,666,667 shares of our capital stock, which will be comprised of shares of our common stock and shares of a to be created Series B Preferred Stock, par value $0.001 per share, resulting in Walker Digital receiving approximately 70.79% of the economic interest (calculated (i) on a fully diluted basis, (ii) prior to the contingent issuance of additional shares pursuant to the terms of the Merger Agreement, (iii) assuming the issuance of  1,445,000 shares of our common stock to a vendor of Walker Digital and (iv) prior to seeking stockholder approval to increase the Company’s option pool by 2,000,000 shares of Common Stock) and at least 80% of the voting interest in the Company following the closing of the Merger.

In addition to the 22,666,667 shares of our capital stock to be issued at the closing of the Merger, we have agreed to issue 2,166,667 shares of the our common stock (the “Contingent Shares”) to Walker Digital if one of the following conditions is satisfied following the closing of the Merger: (i) the closing price of our common stock equals or exceeds $4.25 per share for any 20 trading days within any 30 trading-day period during the first 15 months following the earlier of the date on which (a) a registration statement with respect to the shares of our common stock to be received by Walker Digital in the Merger and subsequently sold in a secondary sale (the “Secondary Sale”) by Walker Digital to unaffiliated third parties is filed with the SEC on Form S-1 (the “Secondary Registration”) and first declared effective, or (b) the purchasers of shares of our common stock sold in the Secondary Sale become eligible to resell such shares of common stock under Rule 144; or (ii) the closing price our common stock equals or exceeds $5.50 per share for any 20 trading days within any 30 trading-day period during the first 24 months following the earlier of the date on which (a) the Secondary Registration is first effective or (b) the purchasers of the shares of our common stock sold in the Secondary Sale become eligible to resell such shares of common stock under Rule 144.

On July 11, 2013, in connection with the Merger, we entered into a Shared Services Agreement with Walker Digital Management, LLC, a wholly-owned subsidiary of Walker Digital, to be effective at the closing of the Merger, whereby Walker Digital Management, LLC will provide certain services to us. Walker Digital Management, LLC will provide such services at cost.

On July 11, 2013, we also entered into standard indemnification agreements, to be effective at the closing of the Merger, with the directors and executive officers who are anticipated to assume those positions following the closing of the Merger.

Certain relationships between Walker Digital and the proposed directors and officers of the Company are set forth below:

•	Jay Walker is the chairman and founder of Walker Digital and beneficially owns a majority of the issued and outstanding equity interests in Walker Digital.

•	Jonathan Ellenthal is the Chief Executive Officer of Walker Digital Management, LLC, a wholly-owned subsidiary of Walker Digital and serves as a director for many of Walker Digital’s subsidiaries.

•	Nathaniel J. Lipman is a director of Walker Digital.

•	Karen Romaine is the Chief Financial Officer and General Manager of Walker Digital.

•	Gary Greene is the Chief Operating Officer and General Counsel of Walker Digital.

Review, Approval, or Ratification of Transactions

To ensure, among other things, that potential conflicts of interest are avoided or declared, we have adopted a Code of Ethics applying to all of our directors, officers and employees. The Code of Ethics is reasonably designed to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to appropriate persons identified in the Code of Ethics, and (v) accountability for adherence to the Code of Ethics. A copy of the Code of Ethics is available in the Investor Relations; Corporate Governance, portion of our website, www.globaloptionsgroup.com.  Additional copies of the Code of Ethics may be obtained without charge from us by writing or calling: 415 Madison Avenue, 17th Floor, New York, New York 10017, Attn: Chief Financial Officer, Tel: (212) 445-6261.

Pursuant to its charter, the Audit Committee is responsible for approving all related-party transactions as defined under Item 404 of Regulation S-K, after reviewing each such transaction for potential conflicts of interests and other improprieties.

Following the anticipated change in directors detailed in this Information Statement, the Audit Committee will continue to be responsible for approving all related party transactions.

Director Independence

The Board has determined that each of our present directors, except for Dr. Schiller, a director and our chairman, is “independent” under the independence standards of NASDAQ and applicable SEC rules.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Following the change in our Board of Directors, we believe that Mr. Lipman, Mr. Kelly and Ms. Barner will qualify as independent directors.

Board and Committee Meetings

During the fiscal year ended December 31, 2012, the Board held eleven meetings. Each of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he served as a director), and (ii) the total number of meetings held by all committees of the Board on which he served (during the periods that he served on such committees). We have no written policy regarding director attendance at annual meetings of stockholders. Dr. Schiller was the only director who attended last year’s annual meeting of stockholders.

During the fiscal year ended December 31, 2012, there were four meetings of the Audit Committee, one meeting of the Compensation Committee, and one meeting of the Nominating Committee.

Committees of the Board of Directors

Our Board has three standing committees to assist it with its responsibilities. These committees are described below. Each of the committees has a charter accessible at the Investor Relations; Corporate Governance, portion of our website, www.globaloptionsgroup.com.

The Audit Committee, which is comprised solely of directors who satisfy the SEC audit committee membership requirements, is governed by a Board-approved charter that contains, among other things, the committee’s membership requirements and responsibilities. The Audit Committee oversees our accounting, financial reporting process, internal controls and audits, and consults with management and our independent registered public accounting firm on, among other items, matters related to the annual audit, the published financial statements and the accounting principles applied. As part of its duties, the Audit Committee appoints, evaluates and retains our independent registered public accounting firm. It maintains direct responsibility for the compensation, termination and oversight of our independent registered public accounting firm and evaluates its qualifications, performance and independence. The committee also monitors compliance with our policies on ethical business practices and reports on these items to the Board. The Audit Committee has established policies and procedures for the pre-approval of all services provided by our independent registered public accounting firm. Our Audit Committee is comprised of Messrs. Oswald, Bujouves and Lööf, and Mr. Oswald is the Chairman of the committee.

The Board has determined that Mr. Oswald, who currently is a member of the Board and chairman of the Audit Committee, is the Audit Committee financial expert, as defined under the Exchange Act, and is independent as defined by the rules of NASDAQ. The Board made a qualitative assessment of Mr. Oswald’s level of knowledge and experience based on a number of factors, including his experience as a certified public accountant for a major accounting firm and financial sophistication from his years managing private investment funds.

Following the change in our Board of Directors, our Audit Committee is anticipated to be comprised of Mr. Lipman, Mr. Kelly and Ms. Barner, and it is anticipated that Mr. Kelly will chair the committee and act as its financial expert. As the chief financial officer of a publicly traded company and with over twenty years of finance experience, Mr. Kelly is knowledgeable and experienced in financial matters. The Board has determined that Mr. Kelly will be independent as defined by the rules of NASDAQ and applicable SEC rules.

The Compensation Committee, which is comprised solely of independent directors, determines all compensation for our Chief Executive Officer; reviews and approves corporate goals relevant to the compensation of our Chief Executive Officer and evaluates our Chief Executive Officer’s performance in light of those goals and objectives; reviews and approves objectives relevant to other executive officer compensation; reviews and approves the compensation of other executive officers in accordance with those objectives; administers our stock option plans; approves severance arrangements and other applicable agreements for executive officers; and consults generally with management on matters concerning executive compensation and on pension, savings and welfare benefit plans where Board or stockholder action is contemplated with respect to the adoption of or amendments to such plans. The committee makes recommendations on organization, succession, the election of officers, consultantships and similar matters where Board approval is required. Our Compensation Committee is comprised of Messrs. Oswald, Bujouves and Lööf. Mr. Oswald is the Chairman of the committee.

Following the change in our Board of Directors, the Compensation Committee is anticipated to be comprised of Mr. Lipman, Mr. Kelly and Ms. Barner, and it is anticipated that Mr. Kelly will chair the committee.

The Nominating Committee considers and makes recommendations on matters related to the practices, policies and procedures of the Board and takes a leadership role in shaping our corporate governance. As part of its duties, the committee assesses the size, structure and composition of the Board and its committees, coordinates evaluation of Board performance and reviews Board compensation. The committee also acts as a screening and nominating committee for candidates considered for election to the Board. In this capacity it concerns itself with the composition of the Board with respect to depth of experience, balance of professional interests, required expertise and other factors. The committee evaluates prospective nominees identified on its own initiative or referred to it by other Board members, management, stockholders or external sources and all self-nominated candidates.  The committee uses the same criteria for evaluating candidates nominated by stockholders and self-nominated candidates as it does for those proposed by other Board members, management and search companies. Our Nominating Committee is comprised of Messrs. Oswald, Bujouves and Lööf. Mr. Oswald is the chairman of the committee.

Following the change in our Board of Directors, the Nominating Committee is expected to be re-constituted by the new Board of Directors.

Director Nominations

In fulfilling its responsibilities, the Nominating Committee considers the following factors: (i) the appropriate size of the Board and its committees; (ii) our needs with respect to the particular talents and experience of our directors; (iii) the knowledge, skills and experience of nominees, including the nonprofit sector, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; (iv) experience with accounting rules and practices; (v) applicable regulatory and securities exchange/association requirements; (vi) appreciation of the relationship of our business to the changing needs of society; and (vii) a balance between the benefit of continuity and the desire for a fresh perspective provided by new members. The Nominating Committee’s goal is to assemble a board of directors that brings us a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Nominating Committee also considers candidates with appropriate non-business backgrounds.

Other than the foregoing factors, there are no stated minimum criteria for director nominees. The Nominating Committee may also consider such other factors as it may deem to be in the best interests of the Company and its stockholders. However, the Nominating Committee recognizes that, under applicable regulatory requirements, at least one member of the Board must meet the criteria for an “audit committee financial expert” as defined by SEC rules and that at least a majority of the members of the Board must be independent as defined under applicable SEC rules. The Nominating Committee believes that it is preferable that more than one member of the Board should meet the criteria for an “audit committee financial expert” as defined by SEC rules and that it appropriate for certain key members of our management to participate as members of the Board.

The Nominating Committee uses the same criteria for evaluating candidates nominated by stockholders and self-nominated candidates as it does for those proposed by other Board members, management and search companies.

The Nominating Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, thereby balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Members of the Nominating Committee and Board will be polled for suggestions as to individuals meeting the criteria of the Nominating Committee. Research may also be performed to identify qualified individuals. If the Nominating Committee believes that the Board requires additional candidates for nomination, it may explore alternative sources for identifying additional candidates. Alternative sources may include engaging, as appropriate, a third party search firm to assist in identifying qualified candidates.

All directors and director nominees will submit a completed form of directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating Committee.

Subsequent to the anticipated change in directors detailed in this Information Statement, it is anticipated that the Board will continue these practices.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in the ownership of our common stock and other equity securities of ours. Such persons are required to furnish us copies of all Section 16(a) filings.

Based solely upon a review of the copies of the forms furnished to us, we believe that our officers and directors complied with all applicable filing requirements during the 2012 fiscal year except as set forth below:

Form 3s were not timely filed upon the appointment of Ethan Benovitz and Daniel Saks to our Board.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Our governing documents provide the Board with flexibility to determine the appropriate leadership structure for the Board and the Company, including but not limited to whether it is appropriate to separate the roles of Chairman of the Board and Chief Executive Officer. In making these determinations, the Board considers numerous factors, including the specific needs and strategic direction of the Company and the size and membership of the Board at the time.

At this time, the Board believes that Dr. Schiller, the Company’s Chief Executive Officer, is best situated to serve as Chairman of the Board because he is the director most familiar with the Company and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board also believes that combining the positions of Chairman of the Board and Chief Executive Officer is the most effective leadership structure for the Company at this time, as the combined position enhances Dr. Schiller’s ability to provide insight and direction on strategic initiatives to both management and the Board, facilitating the type of information flow between management and the Board that is necessary for effective governance. Although the Board does not have a Lead Independent Director position, the Board believes that due to the small size of the Board, each director’s knowledge of the Company as a result of his duration of service on the Board, and the fact that each of the directors other than Dr. Schiller is independent, the independent directors are able to provide appropriate independent oversight of management and to hold management accountable.

Subsequent to the anticipated change in directors detailed in this Information Statement, Jay Walker will serve as the Executive Chairman of the Board and Jonathan Ellenthal will serve as the Chief Executive Officer. This leadership structure will enable Jay Walker to focus on the overall strategic position of the Company while allowing Jonathan Ellenthal to oversee the Company’s day-to-day operations.

Senior management is responsible for assessing and managing the Company’s various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company’s approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through the Board’s three committees, each of which examines various components of enterprise risk as part of its responsibilities. Members of each committee report to the full Board at the next Board meeting regarding risks discussed by such committee. In addition, an overall review of risk is inherent in the Board’s consideration of the Company’s long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters.

Subsequent to the anticipated change in directors detailed in this Information Statement, it is anticipated that the Board will continue this practice.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries, or an affiliate of such persons.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Harvey W. Schiller, Ph.D., 415 Madison Avenue, 17th Floor, New York, New York, 10017, Attention: Board of Directors.

EXECUTIVE COMPENSATION

The following table summarizes all compensation earned by or paid to our Chief Executive and Financial Officer (Principal Executive and Financial Officer) during the two fiscal years ended December 31, 2012 and 2011. We had no other executive officers in 2012 or 2011.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Harvey W. Schiller, Ph.D., Chairman and Chief Executive Officer	2012 2011	179,000 151,000	0 0	0 0	202,000(1) 0	142,000(2) 139,000(3)	523,000 290,000

Jeffrey O. Nyweide, Chief Financial Officer and Executive Vice President	2012 2011	359,000 375,000	0 0	0 0	121,000(1) 0	143,000(4) 135,000(5)	623,000 510,000

(1)
Amount represents the probable value of the award of an option to each of Dr. Schiller and Mr. Nyweide to purchase 125,000 and 75,000 shares of common stock respectively, with an exercise price of $3.05 per share, scheduled vesting of six months and a term of five years.

(2)	Amount includes cash payments of $126,000 for the rental of an apartment in New York City, $15,000 for the reimbursement of professional fees, and $1,000 for life insurance.

(3)
Amount includes cash payments of $126,000 for the rental of an apartment in New York City, $13,000 for the reimbursement of professional fees, and payments toward travel to and from Dr. Schiller’s home.

(4)
Amount includes payments of a housing allowance of $108,000 for the rental of an apartment in New York City, $10,000 related to a 401(k), reimbursement of professional fees of $20,000, and $3,000 for the reimbursement of parking fees.

(5)
Amount includes payments of a housing allowance of $108,000 for the rental of an apartment in New York City, $10,000 related to a 401(k), reimbursement of professional fees of $13,000, and $3,000 for the reimbursement of parking fees.

Employment Agreements and Payments upon a Change of Control

Harvey W. Schiller, Ph.D.

We entered into a three-year employment agreement with Dr. Schiller, our Chairman and Chief Executive Officer, in January 2004.  The agreement was initially amended on December 19, 2006 to extend the term through January 31, 2010; subsequently on August 13, 2009 the term was extended through January 31, 2011 and on January 31, 2010 pursuant to its terms was extended to January 31, 2012.  Effective May 11, 2010, we again modified our employment agreement with Dr. Schiller to induce him to remain with the Company in the event that he became entitled to terminate his employment agreement as a result of the occurrence of a “change of control,” as defined under his employment agreement, which the Compensation Committee of the Board determined would result from the completion of the sale of Preparedness Services. On December 14, 2010 and again on December 12, 2011 and March 31, 2012, we further modified our agreement with Dr. Schiller, principally, to extend the term of Dr. Schiller’s employment with the Company through April 30, 2012, then to July 31, 2012, and then to December 31, 2012 (see Schiller Amendment, below). Pursuant to the terms of the modified employment agreement which expired on December 31, 2012, Dr. Schiller continued to have the right to terminate his employment agreement if a “change of control” event occurred prior to the end of the term of his employment agreement. A change of control event could have occurred if more than fifty percent of the combined voting power of the outstanding securities of the Company had changed.

The sale of Preparedness Services was completed on July 16, 2010.  As a result of this sale, our employment agreement with Dr. Schiller, as modified (the “Schiller Employment Agreement”), provided that Dr. Schiller would continue to serve as our Chairman and Chief Executive Officer through April 30, 2012, and devote the necessary working time and efforts, but less than substantial working time and efforts, to the business of GlobalOptions Group. The Schiller Employment Agreement provided for a base salary of $180,000 per annum, plus certain living expenses through December 31, 2010 and then reduced to $150,000 per annum through July 31, 2012.  In addition to his base salary, in December 2010, Dr. Schiller was awarded a cash bonus of $150,000 and Dr. Schiller became eligible for a discretionary cash bonus on or before the end of the term.

Additionally, pursuant to the terms of the Schiller Employment Agreement, upon the sale of Preparedness Services, 268,750 shares of restricted stock granted under the Performance Bonus Plan and 31,912 restricted stock units (“RSUs”) held by Dr. Schiller became fully vested and non-forfeitable, and the target cash bonus award for the year 2010 was deemed to be earned. Out of the amount of the 2010 award that was deemed earned through the date of the sale of Preparedness Services, $270,000 was paid on August 13, 2010, and the remaining $230,000 was paid in March 2011. In addition, $1,685,000 was paid into a “rabbi trust” on August 20, 2010 representing: (i) salary that would have been earned by Dr. Schiller for the period August 1, 2010 through January 31, 2012; (ii) the target cash bonus for the period January 1, 2011 through January 31, 2012; and (iii) cash in lieu of additional shares of stock, for the number of shares of stock deemed earned upon the vesting of the target stock bonus awards that were in excess of the number of shares of restricted stock previously granted to Dr. Schiller. Pursuant to the terms of Dr. Schiller’s employment agreement, all amounts held in rabbi trust were to be paid to Dr. Schiller six months after his separation of service for any reason (for purposes of Section 409A of the Internal Revenue Code, the deferred compensation rules, which may include a point in time when Dr. Schiller works part-time). The Compensation Committee determined that December 31, 2010 was the date of such separation of service for purposes of Section 409A of the Internal Revenue Code, and the $1,685,000 held in rabbi trust was disbursed to Dr. Schiller on July 6, 2011.

Dr. Schiller elected to have 113,650 shares, valued at $225,000, withheld in satisfaction of his tax obligation related to the vesting of the restricted stock and RSUs in connection with the sale of Preparedness Services.

On March 26, 2012, we entered into an amendment (“the Schiller Amendment”) to Dr. Schiller’s employment agreement. Pursuant to the Schiller Amendment, the expiration date of Dr. Schiller’s employment with the Company was extended from July 31, 2012 to December 31, 2012. The Schiller Amendment further provided that Dr. Schiller’s base salary shall be increased from $150,000 per annum to $180,000 per annum; and provided that, as an inducement to Dr. Schiller to enter into the Schiller Amendment, Dr. Schiller was granted an option to purchase 125,000 shares of our common stock at an exercise price of $3.05 per share which vested six months after the grant date with a five year term. If Dr. Schiller’s employment with the Company was terminated without cause prior to the vesting period, all options would have vested upon the termination date. The Schiller Amendment further provided that, should we have merged or acquired an operating company before December 31, 2012, we would have been required to pay to Dr. Schiller as severance a sum equal to 12 months of his part-time base salary ($15,000 per month) plus all benefits and cash payments accruing throughout those 12 months in a lump sum within 30 days of the date on which Dr. Schiller’s employment with the Company was terminated. The Schiller Amendment further provided that we pay to Dr. Schiller certain professional fees for personal accounting and legal fees relating to the preparation and execution of the Schiller Amendment. The Schiller Employment Agreement, as amended, expired on December 31, 2012, and through March 30, 2013, Dr. Schiller worked for us as our Chairman and Chief Executive Officer without an employment agreement and has been compensated at a base salary consistent with the Schiller Amendment.

On March 31, 2013, we entered into an amendment (the “2013 Schiller Amendment”) to Dr. Schiller’s employment agreement. Pursuant to the 2013 Schiller Amendment, the expiration date of Dr. Schiller’s employment with us was extended to June 30, 2013, with automatic month to month extensions thereafter until terminated by either us or Dr. Schiller with 30 days prior written notice. The 2013 Schiller Amendment further provided that Dr. Schiller’s base salary shall remain at $180,000 per annum, and that effective March 31, 2013, he shall no longer receive housing benefits which were previously provided pursuant to Dr. Schiller’s amended and restated employment agreement. As an inducement to Dr. Schiller to enter into the 2013 Schiller Amendment, upon the closing of an acquisition or merger, Dr. Schiller shall be paid a fee equal to $300,000, with the fee paid in shares of common stock equal to $300,000 based upon the deal price at the closing of such acquisition or merger (“2013 Schiller Success Fee”). Such shares shall be paid as compensation under the Amended and Restated 2006 Long-term Incentive Plan. Notwithstanding the foregoing, in the event that Dr. Schiller’s employment is terminated without cause or good reason or as a result of his death or disability prior to the end of this extension, Dr. Schiller shall receive the base salary and benefits through the end of the term; provided further that in the event that Dr. Schiller’s employment is terminated without cause or for good reason or as a result of Dr. Schiller’s death or disability and an acquisition or merger is consummated within nine months of the date of termination, then Dr. Schiller shall be entitled to the 2013 Schiller Success Fee.

In connection with the Merger and as a condition to signing the Merger Agreement, on July 11, 2013, we entered into an amendment (the “July 2013 Schiller Extension”) to Dr. Schiller’s employment agreement. Pursuant to the July 2013 Schiller Extension, the term of Dr. Schiller’s employment is to be extended for a period of 12 months following the closing of the Merger, with such extension to be in a non-executive officer capacity. The compensation and benefits of Dr. Schiller shall remain substantially the same in the aggregate following the closing of the Merger as they were prior to the Merger. Dr. Schiller’s term is being extended to provide for our seamless transition following the Merger. Dr. Schiller has agreed to work in good faith with us to enter into a detailed transition agreement defining the terms of such employment. The parties also agreed to work in good faith to alter the form of compensation from cash to stock-based compensation or some combination thereof if the necessity arises.

Further, on July 11, 2013, we entered into another amendment with Dr. Schiller (the “July 2013 Schiller Amendment”) that provides that Dr. Schiller will receive 100,000 shares of our common stock upon the closing of the Merger. This amends a previous amendment to Dr. Schiller’s employment agreement whereby we agreed to issue to Dr. Schiller $300,000 worth of our common stock at the closing of a transaction with an operating company (see below). We have agreed to register, in a registration statement filed with the SEC, the 100,000 shares of our common stock to be issued to Dr. Schiller.

Jeffrey O. Nyweide

Effective as of August 1, 2007, we and Mr. Nyweide terminated his consulting agreement and entered into an employment agreement providing for Mr. Nyweide’s service as our Chief Financial Officer, Executive Vice President—Corporate Development, Treasurer and Secretary, reporting to the Chairman of the Board.  The employment agreement, which had an initial term through January 31, 2010, was amended on August 13, 2009 to extend its term through January 31, 2011, and pursuant to its terms, on January 31, 2010, was further extended to January 31, 2012.  Effective May 11, 2010, we again modified our employment agreement with Mr. Nyweide to induce him to remain with the Company in the event that he became entitled to terminate his employment agreement as a result of the occurrence of a “change of control,” as defined under his employment agreement, which the Compensation Committee determined would result from the sale of Preparedness Services. On December 14, 2010, we further modified our agreement with Mr. Nyweide to extend the term of his employment agreement to July 31, 2012 and then on March 31, 2012 we extended the term of his employment agreement to December 31, 2012 (see Nyweide Amendment, below). Pursuant to the terms of the modified employment agreement, which expired on December 31, 2012, Mr. Nyweide had the right to terminate his employment agreement if a “change of control” event had occurred prior to the end of the term of his employment agreement. A change of control event could have occurred if more than fifty percent of the combined voting power of the outstanding securities of the Company changed.

The sale of Preparedness Services was completed on July 16, 2010. As a result of this sale, our employment agreement with Mr. Nyweide, as modified (the “Nyweide Employment Agreement”), provided that Mr. Nyweide would continue to serve as its Chief Financial Officer and Executive Vice President through July 31, 2012. Mr. Nyweide received a base salary of $375,000 per annum for the first eighteen month period of such term and a reduced base salary of $180,000 per annum for the remaining six months, during which period Mr. Nyweide’s responsibilities were intended to be reduced.  In addition to his base salary, Mr. Nyweide earned a performance bonus of $150,000 in connection with the sale of Preparedness Services, of which $75,000 paid on August 11, 2010 and the remainder paid on October 15, 2010, and on November 30, 2010, Mr. Nyweide earned a performance bonus of $250,000 in connection with the sale of Bode, of which $125,000 paid on December 10, 2010 and the remainder was paid on January 5, 2012.

Additionally, pursuant to the terms of the Nyweide Employment Agreement, upon the sale of Preparedness Services, 201,813 shares of restricted stock granted under the Performance Bonus Plan and 14,093 RSUs held by Mr. Nyweide became fully vested and non-forfeitable, and the target cash bonus award for the year 2010 was deemed to be earned. Out of the amount of the 2010 award that was deemed earned through the sale of Preparedness Services, $202,000 was paid on August 13, 2010, and the remaining $173,000 was paid in March 2011.  In addition, $821,000 was paid into a “rabbi trust” on August 23, 2010 to be disbursed to Mr. Nyweide six months after his separation of service for any reason (for purposes of Section 409A of the Internal Revenue Code, the deferred compensation rules, which may include a point in time when Mr. Nyweide works part-time), representing: (i) 50% of the salary and 100% of benefits, including a housing allowance, that would have been earned for the period August 1, 2010 through January 31, 2012; (ii) 50% of the target cash bonus for the period January 1, 2011 through January 31, 2012; and (iii) cash in lieu of additional shares of stock for 50% of the number of shares of stock deemed earned upon the vesting of the target stock bonus awards that were in excess of the number of shares of restricted stock previously granted to Mr. Nyweide. The Compensation Committee has determined that January 31, 2012 is the date of such separation of service for purposes of Section 409A of the Internal Revenue Code, and the $821,000 held in the rabbi trust was disbursed to Mr. Nyweide on July 31, 2012.

Mr. Nyweide elected to have 72,977 shares, valued at $144,000, withheld in satisfaction of his tax obligations in connection with the vesting of the restricted stock and RSUs in connection with the sale of Preparedness Services.

On March 26, 2012, we entered into an amendment (the “Nyweide Amendment”) to Mr. Nyweide’s employment agreement. Pursuant to the Nyweide Amendment, the expiration date of Mr. Nyweide’s employment with the Company was extended from July 31, 2012 to December 31, 2012. The Nyweide Amendment further provided that, for the period March 1, 2012 through December 31, 2012, Mr. Nyweide would be paid a base salary of approximately $31,000 per month as a full time employee. The Nyweide Amendment provided that, as an inducement to Mr. Nyweide to enter into the Nyweide Amendment, the Mr. Nyweide was granted an option for the purchase of 75,000 shares of our common stock at an exercise price of $3.05 per share, which vested six months after the grant date with a five year term. The Nyweide Amendment further provided that, should we have merged or acquired an operating company before December 31, 2012, we would have been required to pay to Mr. Nyweide as severance a sum equal to 12 months compensation at $15,000 per month, plus all benefits and cash payments accruing throughout those 12 months in a lump sum within 30 days of the date on which Mr. Nyweide’s employment with the Company was terminated (the “Nyweide Severance Payment”). The Nyweide Amendment further provides that the Severance Payment would have been reduced by an amount equal to $15,000 times the number of completed months worked by Mr. Nyweide from March 1, 2012 to the date of termination due to acquisition or merger. The Nyweide Amendment further provided that the Company pay to Mr. Nyweide certain professional fees for personal accounting and legal fees relating to the preparation and execution of the Nyweide Amendment. The Nyweide Employment Agreement as amended expired on December 31, 2012, and through March 30, 2013, Mr. Nyweide worked for us as our Chief Financial Officer, Executive Vice President - Corporate Development, Treasurer and Secretary without an employment agreement and was compensated at a base salary consistent with the Nyweide Amendment.

On March 31, 2013, we entered into an amendment (the “2013 Nyweide Amendment”) to Mr. Nyweide’s employment agreement. Pursuant to the 2013 Nyweide Amendment, the expiration date of Mr. Nyweide’s employment with us was extended to June 30, 2013, with automatic month to month extensions thereafter until terminated by either us or Mr. Nyweide with 30 days prior written notice. The 2013 Nyweide Amendment further provided that effective April 1, 2013, Mr. Nyweide’s base salary shall be decreased to $180,000 annum, payable in advance on the first day of each month and as of such date he shall no longer receive housing benefits, which were previously provided pursuant to Mr. Nyweide’s amended and restated employment agreement.  As an inducement to Mr. Nyweide to enter into the 2013 Nyweide Amendment, upon the closing of an acquisition or merger, Mr. Nyweide shall be paid a fee equal to $250,000, with the fee paid in shares of common stock equal to $250,000 based upon the deal price at the closing of such acquisition or merger (“2013 Nyweide Success Fee”).  Such shares shall be paid as compensation under the Amended and Restated 2006 Long-term Incentive Plan, and Mr. Nyweide may elect to accept such shares on a tax free basis wherein we would withhold that number of shares necessary to satisfy Mr. Nyweide’s income tax withholding requirements in connection with this 2013 Nyweide Success Fee.  Notwithstanding the foregoing, in the event that Mr. Nyweide’s employment is terminated without cause or for good reason or as a result of his death or disability prior to the end of this extension, Mr. Nyweide shall receive the base salary and benefits through the end of the term; provided further that in the event that Mr. Nyweide’s employment is terminated without cause or good reason or as a result of Mr. Nyweide’s death or disability and an acquisition or merger is consummated within nine months of the date of termination, then Mr. Nyweide shall be entitled to the 2013 Nyweide Success Fee.

In connection with the Merger and as a condition to signing the Merger Agreement, on July 11, 2013, we entered into an amendment (the “July 2013 Nyweide Extension”) to Mr. Nyweide’s employment agreement. Pursuant to the July 2013 Nyweide Extension, the term of Mr. Nyweide’s employment is to be extended for a period of 12 months following the closing of the Merger, with such extension to be in a non-executive officer capacity. The compensation and benefits of Mr. Nyweide shall remain substantially the same in the aggregate following the closing of the Merger as they were prior to the Merger. Mr. Nyweide’s term is being extended to provide for our seamless transition following the Merger. Mr. Nyweide has agreed to work in good faith with us to enter into a detailed transition agreement defining the terms of such employment. The parties also agreed to work in good faith to alter the form of compensation from cash to stock-based compensation or some combination thereof if the necessity arises.

Further, on July 11, 2013, we entered into another amendment with Mr. Nyweide (the “July 2013 Nyweide Amendment”) which provides that Mr. Nyweide will receive 83,334 shares of our common stock upon the closing of the Merger. This amends a previous amendment to Mr. Nyweide’s employment agreement whereby we agreed to issue to Mr. Nyweide $250,000 worth of our common stock at the closing of a transaction with an operating company (see below). We have agreed to register in a registration statement filed with the SEC, the 83,334 shares of our common stock to be issued to Mr. Nyweide.

Benefit Plans

Amended and Restated 2006 Long-Term Incentive Plan

Our 2006 Long-Term Incentive Plan was originally adopted on December 5, 2006.  On July 24, 2008, our stockholders approved the Amended and Restated 2006 Long-Term Incentive Plan (the “Incentive Plan”), which became effective immediately following its approval and replaced the original 2006 Long-Term Incentive Plan.

The Incentive Plan provides for the issuance of up to 3,000,000 shares of our common stock, increased from 1,500,000 under the original 2006 Long-Term Incentive Plan.  As of July 29, 2013 there are options to purchase 200,000 shares of our common stock outstanding under this plan.  The Compensation Committee has the authority to determine the amount, type and terms of each award, but may not grant awards under the Incentive Plan, in any combination, for more than 625,000 shares of our common stock to any individual during any calendar year, increased from 312,500 under the original 2006 Long-Term Incentive Plan.  As of July 29, 2013, 1,407,342 shares remain eligible to be issued under the Incentive Plan.

The Incentive Plan is administered by the Compensation Committee, or in the absence of the Compensation Committee, the entire Board.  The Compensation Committee has sole authority to interpret the Incentive Plan and set the terms of all awards, including, without limitation, determining the performance goals associated with performance-based awards, determining the recipients of awards, determining the types of awards to be granted, and the making policies and procedures relating to administration of the Incentive Plan.

The purpose of the Incentive Plan is to allow us to continue to provide incentives to such participants who are responsible for our success and growth, assist us in attracting, rewarding and retaining employees of experience and ability, facilitate the completion of strategic acquisitions, link incentives with increases in stockholder value and to further align participants’ interests with those of other stockholders.  In general, the Incentive Plan empowers us to grant stock options and stock appreciation rights, and performance-based cash and stock and other equity based awards, including restricted stock and restricted stock units.  The Incentive Plan will also continue to allow us to grant performance-based compensation awards that meet the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), thereby preserving our ability to receive tax deductions for the awards.

The Incentive Plan may be amended, suspended or terminated by the Board, except that (a) no amendment shall be made that would impair the rights of any participant under any award theretofore granted without the participant’s consent, and (b) no amendment shall be made which, without the adoption of our stockholders, would (i) materially increase the number of shares that may be issued under the Incentive Plan, except as the Compensation Committee may appropriately make adjustments; (ii) materially increase the benefits accruing to the participants under the Incentive Plan; (iii) materially modify the requirements as to eligibility for participation in the Incentive Plan; (iv) decrease the exercise price of an option to less than 100% of the Fair Market Value (as defined under the Incentive Plan) per share of common stock on the date of grant thereof; or (v) extend the term of any option beyond ten years.

No award may be granted under the Incentive Plan after the tenth anniversary of the Incentive Plan’s effective date, December 5, 2006.

Amended and Restated 2006 Employee Stock Purchase Plan

Our 2006 Stock Purchase Plan was originally adopted on December 5, 2006.  On July 24, 2008, our stockholders approved the Amended and Restated 2006 Employee Stock Purchase Plan (the “Stock Purchase Plan”), which became effective immediately following its approval and replaced the original 2006 Employee Stock Purchase Plan.

The Stock Purchase Plan permits eligible employees to automatically purchase at the end of each month at a discounted price, a certain number of shares of our common stock by having the effective purchase price of such shares withheld from their base pay.  The Stock Purchase Plan provides for the issuance of up to 2,000,000 shares of our common stock, increased from 250,000 under the original 2006 Employee Stock Purchase Plan.  As of March 28, 2013, 1,877,612 shares remain eligible to be issued under the Stock Purchase Plan.

The Stock Purchase Plan is administered by the Compensation Committee.  Pursuant to the terms of the Stock Purchase Plan, the Compensation Committee has the authority to make rules and regulations for the administration of the Stock Purchase Plan.

The purpose of the Stock Purchase Plan is to encourage eligible employees to acquire or increase their proprietary interests in our company through the purchase of shares of our common stock, thereby creating a greater community of interest between our stockholders and our employees.

The Stock Purchase Plan may be amended or terminated by the Board, provided that, without stockholder approval, no such amendment may (a) increase the maximum number of shares that may be issued under the Stock Purchase Plan, (b) amend the requirements as to the class of employees eligible to purchase stock under the Stock Purchase Plan, or (c) permit the members of the Compensation Committee to purchase stock under the Stock Purchase Plan.  No termination, modification, or amendment of the Stock Purchase Plan may adversely affect the rights of an employee with respect to an option previously granted to him or her under such option without his or her written consent.

The closing of the Merger is subject to the closing condition, among others, that the Company has terminated the Stock Purchase Plan. Unless the Stock Purchase Plan is previously terminated by the Board, no additional stock will be available for purchase under the Stock Purchase Plan at the earlier of (a) October 17, 2016, or (b) the point in time when no shares of stock appropriately reserved for issuance are available.

Outstanding Equity Awards at Fiscal Year-End

On March 26, 2012, the Company granted to each of Dr. Schiller and Mr. Nyweide options to purchase 125,000 shares of common stock and 75,000 shares of common stock, respectively which are fully vested. The following table presents information regarding unexercised option awards for each named executive officer as of the end of the fiscal year ended December 31, 2012:

Name	Number of Securities Underlying Unexercised options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exerise Price ($)	Option Expiration Date

Harvey W. Schiller, Ph.D.,	125,000	0	$3.05	March 25, 2017
Jeffrey O. Nyweide	75,000	0	$3.05	March 25, 2017

Director Compensation

The following table sets forth information with respect to compensation earned by or awarded to each of our Directors who is not a named executive officer and who served on our Board during the fiscal year ended December 31, 2012:

Name	Fees Earned ($)	Total ($)

Per-Olof Lööf	43,000	43,000
John Bujouves	43,000	43,000
John P. Oswald	73,000	73,000
John D. Chapman (1)	11,000	11,000
Eli Dominitz (2)	15,000	15,000
Kenneth Polinsky (2)	15,000	15,000
Ethan Benovitz (3)	11,000	11,000
Daniel Saks (3)	11,000	11,000

(1)	On April 2, 2012, Mr. Chapman resigned from the Board of Directors.

(2)
On April 2, 2012, Mr. Eli Dominitz and Mr. Kenneth Polinsky were appointed as members of the Board of Directors. On September 20, 2012, Mr. Eli Dominitz and Mr. Kenneth Polinsky resigned from the Board of Directors.

(3)	On September 20, 2012, Mr. Ethan Benovitz and Mr. Daniel Saks were appointed as members of the Board of Directors.

2012 Director’s Plan

Following the Directors Plan, each non-employee member of our Board is entitled to receive cash compensation consisting of an annual cash retainer of $20,000, a fee of $2,500 for attending each board meeting, a fee of $2,500 for attending each committee meeting and a fee of $500 for participating via telephone at each board and committee meeting (the committee chair receives a supplemental fee).

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

The Company has only one class of stock outstanding, its common stock.  The holders of the Company’s common stock are entitled to one vote per share of common stock held on all matters submitted to a vote of stockholders and have equal rights to receive dividends, when and if declared by our Board of Directors, out of funds legally available for such purpose. In the event of liquidation, holders of the Company’s common stock are entitled to share ratably in the net assets of the Company available for distribution to stockholders.  The table below sets forth the number and percentage of shares of our common stock owned as of July 30, 2013, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group.  As of July 30, 2013, there were 7,523,536 shares of our common stock outstanding.

Except as otherwise set forth below, the address of each of the persons listed below is GlobalOptions Group, Inc., 415 Madison Avenue, 17th Floor, New York, New York 10017. Unless otherwise indicated, the common stock beneficially owned by a holder includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person.

Title of Class	Name of Beneficial Owner(1)	Amount of Beneficial Ownership(2)	Percent of Class(2)

5% or Greater Stockholders
Common Stock	Genesis Capital Advisors, LLC(3)	1,708,829	22.71%
Common Stock	Broadband Capital Management, LLC	1,325,776	17.62%

Directors and Named Executive Officers
Common Stock	Harvey W. Schiller, Ph.D.(4)	406,143	5.31%
Common Stock	Jeffrey O. Nyweide(5)	214,897	2.83%
Common Stock	Per-Olof Lööf (6)	19,167	*
Common Stock	John P. Bujouves (7)	34,355	*
Common Stock	John P. Oswald (8)	23,491	*
Common Stock	Ethan Benovitz (9)	1,708,829	22.71%
Common Stock	Daniel Saks (10)	1,708,829	22.71%
Common Stock	All officers and directors as a group (7 persons)(11)	2,406,882	31.16%
_______________
* Less than one percent

(1)	Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)
Based upon 7,523,536 shares of our common stock outstanding on July 30, 2013 and, with respect to each individual holder, rights to acquire our common stock exercisable within 60 days of July 30, 2013.

(3)
Based on a Schedule 13D filed by Genesis Opportunity Fund, LP on April 9, 2012. Represents 1,535,529 shares of common stock held by Genesis Opportunity Fund, L.P. and 173,300 shares of common stock held by Genesis Asset Opportunity Fund, L.P. Genesis Capital Advisors LLC is the investment manager of each of Genesis Opportunity Fund, L.P. and Genesis Asset Opportunity Fund L.P. Each of Ethan Benovitz and Daniel Saks are managing members of Genesis Capital Advisors LLC and share voting and dispositive power over the securities held by Genesis Opportunity Fund, L.P. and Genesis Asset Opportunity Fund L.P. Each of Ethan Benovitz and Daniel Saks disclaim beneficial ownership of such securities. The business address of Genesis Capital Advisors LLC is 1212 Avenue of the Americas, 19th Floor, New York, NY 10036.

(4)
Consists of 281,143 shares of our common stock and 125,000 shares of our common stock issuable upon exercise of stock options. The July 2013 Schiller Amendment provides that, upon the closing of the Merger, Dr. Schiller will receive an additional 100,000 shares of our common stock.

(5)
Consists of 139,897 shares of our common stock and 75,000 shares of our common stock issuable upon exercise of stock options. The July 2013 Nyweide Amendment provides that, upon the closing of the Merger, Mr. Nyweide will receive an additional 83,334 shares of our common stock.

(6)
Represents 14,360 shares of common stock and 4,807 shares of our common stock held by Lööf Holdings LP, a limited partnership controlled by Mr. Lööf. Mr. Lööf may be deemed to be the beneficial owner of the shares of our common stock held by Lööf Holdings LP.

(7)
Represents 12,250 shares of common stock and 22,105 shares of our common stock held by Globacor Capital Inc., of which Mr. Bujouves is Chairman. Mr. Bujouves may be deemed to be the beneficial owner of the shares of our common stock held by Globacor Capital Inc. Mr. Bujouves disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(8)
Represents 12,669 shares of our common stock and 10,822 shares of our common stock held by Capital Trust Investments Limited, of which Mr. Oswald is a director. Mr. Oswald may be deemed to be the beneficial owner of the shares of our common stock held by Capital Trust Investments Limited. Mr. Oswald disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(9)
Represents 1,708,829 shares of common stock held by Genesis Capital Advisors, LLC (See Footnote 3). Mr. Benovitz may be deemed to be the beneficial owner of the shares of our common stock held by Genesis Capital Advisors, LLC. Mr. Benovitz disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(10)
Represents 1,708,829 shares of common stock held by Genesis Capital Advisors, LLC (See Footnote 3). Mr. Saks may be deemed to be the beneficial owner of the shares of our common stock held by Genesis Capital Advisors, LLC. Mr. Saks disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(11)	Consists of 2,169,148 shares of our common stock and 200,000 shares of our common stock issuable upon exercise of stock options.

OTHER INFORMATION

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 415 Madison Avenue, 17th Floor, New York, New York, 10017.

GlobalOptions Group, Inc.
By Order of the Board of Directors

By:	/s/ Harvey W. Schiller
Harvey W. Schiller
Chairman, Chief Executive Officer and Director